FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Lindstrom James T.	2. Issuer Name and Ticker or Trading Symbol Semtech Corporation - SMTC		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 200 Flynn Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 1, 2003
(Street) Camarillo, CA 93012-8790		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (1)	$10.94	01/01/03		A		1,250		01-01-04	01-01-13	Common Stock	1,250		1,250	D
Stock Option (1)	$10.94	01/01/03		A		1,250		01-01-05	01-01-13	Common Stock	1,250		1,250	D
Stock Option (1)	$10.94	01/01/03		A		1,250		01-01-06	01-01-13	Common Stock	1,250		1,250	D
Stock Option (1)	$10.94	01/01/03		A		1,250		01-01-07	01-01-13	Common Stock	1,250		1,250	D
Explanation of Responses: (1) Report of stock option grant
By: /s/ James T. Lindstrom by Suzanna Fabos under Power of Attorney dated December 5, 2002 (copy attached) **Signature of Reporting Person	January 6, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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                                SEMTECH

                           POWER OF ATTORNEY

The undersigned, James T. Lindstrom, hereby constitutes and appoints David G. Franz, Jr.
and Suzanna Fabos, and each of them, jointly and severally, his lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute and file with the Securities and
Exchange Commission and any stock exchange or similar authority (or any other governmental or regulatory authority) Forms 3, 4 and 5 under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Act") and the rules thereunder, or any other appropriate form, and all amendments thereto with all exhibits and any and all documents required to be filed with respect thereto, relating to his holdings or beneficial ownership of securities issued by Semtech Corporation, a corporation organized under the laws of the State of Delaware (the
"Corporation"), granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his or her substitute or substitutes, may do or lawfully cause to be done by virtue hereof.

The undersigned acknowledges that the foregoing attorneys-in-fact and agents, solely by virtue of serving in such capacity at the request of the undersigned, are not assuming, nor is the Corporation assuming, any of the undersigned's responsibilities to comply with Section 16 of the Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings or beneficial ownership of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a writing delivered to the foregoing attorneys-in- fact.

/s/  James T. Lindstrom
_____________________________                  December 5, 2002
     James T. Lindstrom